EXHIBIT 99.1

Osisko Development Closes Previously-Announced $51.8 Million Bought Deal Public Offering, Including Full Exercise of Over-Allotment Option

MONTREAL, March 02, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the successful completion of its previously-announced bought deal public offering of an aggregate of 7,841,850 units of the Company (the "Units") at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million (the "Offering"), including the full exercise of the over-allotment option.

Each Unit is comprised of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of $8.55 per Common Share for a period of 36 months following the date hereof, subject to adjustments.

The Offering was co-led by Eight Capital and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners, and on behalf of a syndicate of underwriters including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc., and PI Financial Corp. (collectively, the "Underwriters"). The Underwriters were paid a cash commission equal to 5% of the gross proceeds of the Offering.

The Company intends to use the net proceeds of the Offering to advance the development of the Company's material mineral projects, being the Tintic Project and the Cariboo Gold Project, and for general corporate purposes, as further described in the Prospectus (as defined below).

The Company filed a short form prospectus (the "Prospectus") in each of the provinces of Canada pursuant to National Instrument 44-101 – Short Form Prospectus Distributions to qualify for distribution the Units offered pursuant to the Offering. Copies of the Prospectus and documents incorporated by reference therein are available electronically on SEDAR (www.sedar.com) under the Company's issuer profile.

The Offering is subject to final acceptance of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or to, or for, the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")), or in any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful absent registration under the U.S. Securities Act of 1933, or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding the business development objectives and plans of Osisko Development. Forward-looking information contained in this news release are based on certain factors and assumptions. While Osisko Development considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined, risks relating to variations in grade or recovery rates, risks relating to changes in mineral prices and the worldwide demand for and supply of minerals, risks related to increased competition and current global financial conditions, access and supply risks, reliance on key personnel, operational risks, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, risks relating to the timing and ability of Osisko Development to satisfy the customary listing conditions of, and receive final acceptance of the Offering from, the TSX Venture Exchange (if at all), the failure of Osisko Development to use the proceeds received from the Offering in a manner consistent with current expectations, capitalization and liquidity risks, title and environmental risks and risks relating to health pandemics and the outbreak of communicable diseases.

Further, these forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect. A number of risks and uncertainties could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in North America and internationally, (2) the inherent uncertainties and speculative nature associated with mineral exploration, (3) a decreased demand for precious metals, (4) any number of events or causes which may delay exploration and development of the property interests, such as environmental liabilities, weather, mechanical failures, safety concerns and labour problems, (5) the risk that the Company does not execute its business plan, (6) inability to finance operations and growth, (7) inability to obtain all necessary permitting, (8) obtaining final approval from the TSX Venture Exchange in respect of the Offering, (9) the anticipated use of proceeds, and (10) other factors beyond the Company's control.

These forward-looking statements are made as of the date of this news release and Osisko Development does not undertake, and assumes no obligation, to update these forward looking statements or forward-looking information contained herein to reflect new events or circumstances, or to update the reasons why actual results differed from those projected in the forward-looking statements, except as may be required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.